                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                             Kensey Nash Corporation
                             -----------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                    490057106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

-----------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 2 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  188,902
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              188,902
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    188,902
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 3 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  991,732
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              991,732
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    991,732
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 4 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,180,634
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,180,634
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,180,634
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 5 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,180,634
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,180,634
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,180,634
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 6 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,180,634
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,180,634
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,180,634
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 7 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,180,634
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,180,634
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,180,634
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 8 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,180,634
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,180,634
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,180,634
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 9 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,180,634
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,180,634
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,180,634
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 10 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,180,634
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,180,634
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,180,634
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 11 of 26 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.

            This  statement  relates  to shares of the Common  Stock,  par value
$.001 (the "Shares"), of Kensey Nash Corporation (the "Issuer").  The address of the principal  executive offices of the Issuer is 735 Pennsylvania Drive, Exton,
Pennsylvania 19341.

Item 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by:

            (i)   Parche,  LLC, a Delaware limited liability company ("Parche"), with respect to the Shares directly and beneficially  owned by it;

            (ii)  Starboard  Value and  Opportunity  Master Fund Ltd.,  a Cayman
                  Islands  exempted company  ("Starboard"),  with respect to the
                  Shares directly and beneficially owned by it;

            (iii) Admiral  Advisors,  LLC, a Delaware limited  liability company
                  ("Admiral Advisors"),  who serves as the investment manager of
                  Starboard and the managing member of Parche;

            (iv)  Ramius Capital Group,  L.L.C.,  a Delaware  limited  liability company ("Ramius  Capital"),  who serves as the sole member of
                  Admiral Advisors;

            (v)   C4S &  Co.,  L.L.C.,  a  Delaware  limited  liability  company
                  ("C4S"), who serves as managing member of Ramius Capital;

            (vi)  Peter  A.  Cohen  ("Mr.  Cohen"),  who  serves  as  one of the managing members of C4S;

            (vii) Morgan  B.  Stark  ("Mr.  Stark"),  who  serves  as one of the managing members of C4S;

            (viii) Thomas W. Strauss ("Mr.  Strauss"),  who serves as one of the managing members of C4S; and

            (ix)  Jeffrey M. Solomon ("Mr.  Solomon"),  who serves as one of the managing members of C4S;

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to  that  certain  Joint  Filing  Agreement,  as  further  described  in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 12 of 26 Pages
----------------------                                    ----------------------

            (b) The address of the principal  office of each of Parche,  Admiral
Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon
is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The address of the  principal  office of Starboard is c/o Citco Fund
Services  (Cayman  Islands)  Limited,  Corporate  Center,  West Bay Road,  Grand
Cayman,  Cayman  Islands,  British  West Indies.  The officers and  directors of
Starboard and their principal  occupations and business  addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            (c) The  principal  business  of each of  Starboard  and  Parche  is serving as a private  investment  fund.  Each of  Starboard  and Parche has been formed for the purpose of making equity investments and, on occasion,  taking an active  role in the  management  of  portfolio  companies  in order  to  enhance shareholder  value. The principal  business of Admiral Advisors is acting as the investment  manager of  Starboard  and the  managing  member of  Parche.  Ramius
Capital is engaged in money  management  and  investment  advisory  services for third parties and proprietary accounts.  C4S serves as managing member of Ramius
Capital.  Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs.  Cohen, Stark,  Strauss, and Solomon are citizens of the
United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares purchased by Parche and Starboard were purchased with the working capital of such entities  (which may, at any given time,  include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate  purchase cost of the  1,180,634  Shares  beneficially owned in the aggregate by the Reporting  Persons is  approximately  $29,599,008, including brokerage commissions.

            Certain of the Shares  reported in the  Statement as owned by Parche were acquired in private  transactions with various transferors for which Ramius
Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the sole member of Admiral  Advisors,  which is the managing  member of Parche.  Parche acquired from such  transferors  an aggregate of 89,859  Shares on June 21, 2007 at a per
Share price of $25.4900,  equal to the last  reported  sales price on the Nasdaq
Global Select Market on the date the transaction was completed,  or an aggregate of  $2,290,505.91.  The  total of  89,859  Shares  transferred  to  Parche  were initially  acquired  by  the  transferors  for  an  aggregate  of  approximately
$2,127,835  (excluding  commissions  and other execution  related  costs).  Such transferors  had,  within  the 60 days  prior to the  filing  of the  Statement,

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 13 of 26 Pages
----------------------                                    ----------------------

effected the following  transactions  in the Shares:  06/05/07  purchased  3,200
Shares at a price per Share of $23.5112;  06/07/07  purchased 57,354 Shares at a price per Share of $22.7500; 06/07/07 purchased 9 Shares at a price per Share of
$22.6724;  06/15/07  purchased  4,496  Shares at a price per Share of  $25.6610;
06/15/07  purchased  11,200  Shares at a price per Share of  $25.5857;  06/18/07 purchased  8,000  Shares at a price per Share of  $25.4205;  06/18/07  purchased
5,600 Shares at a price per Share of $25.4100;  and 06/21/07  sold 89,859 Shares at a price per Share of $25.4900.  All purchases of Shares referenced above were funded by working  capital,  which may, at any given time,  include margin loans made by  brokerage  firms in the  ordinary  course of  business.  The  Reporting
Persons do not believe  that the  information  contained  in this  paragraph  is called for by the Items of Schedule 13D and are  disclosing it for  supplemental informational purposes only.

Item 4.     PURPOSE OF TRANSACTION.

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            On  July  2,  2007,  Admiral  Advisors  delivered  a  letter  to the
President and Chief Executive  Officer of the Issuer  expressing its belief that the Issuer's  Shares are  significantly  undervalued  and  highlighting  several opportunities  to  improve  the  value of the  Issuer's  shares.  The  letter is attached  hereto as Exhibit 3 and is  incorporated  herein by reference.  In the letter,  Admiral  Advisors  recommends  that the Issuer  refocus its efforts and resources on its core biomaterials  business and  significantly  reduce spending and management  effort on the  endovascular  business and its associated  direct sales force.  Admiral Advisors also highlights its belief that the Issuer should consider  using excess cash  resources to  repurchase  shares in a Dutch auction tender offer.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their  investment  in the Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with respect to their  investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional  Shares,  selling  some or all of  their  Shares,  engaging  in short selling of or any hedging or similar  transaction  with respect to the Shares or changing their intention with respect to any and all matters referred to in Item
4.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 14 of 26 Pages
----------------------                                    ----------------------

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon 11,925,596 Shares outstanding,  as of April 30, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10Q, filed with the Securities and Exchange  Commission on May 10, 2007.

A.    Parche

      (a)   As of the date of this filing, Parche beneficially owns 188,902
            Shares.

            Percentage: 1.6% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 188,902
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 188,902
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and are incorporated by reference.
            All transactions were effected in the open market, except as otherwise noted.

B.    Starboard

      (a)   As of the date of this filing, Starboard beneficially owns
            991,732 Shares.

            Percentage: 8.3% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 991,732
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 991,732
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Starboard during the past 60 days are set forth in Schedule A and are incorporated by
            reference.  All transactions were effected in the open market, except as otherwise noted.

C.    Admiral Advisors

      (a)   As of the date of this filing, as managing member of Parche and the investment manager of Starboard, Admiral Advisors may be deemed the beneficial owner of (i) 188,902 Shares owned by Parche and (ii) 991,732 Shares owned by Starboard.

            Percentage: 9.9% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,180,634
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,180,634
            4. Shared power to dispose or direct the disposition: 0

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 15 of 26 Pages
----------------------                                    ----------------------

      (c)   Admiral Advisors did not enter into any transactions in the
            Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference.  All transactions were effected in the open market, except as
            otherwise noted.

D.    Ramius Capital

      (a)   As of the date of this filing, as the sole member of Admiral
            Advisors Ramius Capital may be deemed the beneficial owner of (i)
            188,902 Shares owned by Parche and (ii) 991,732 Shares owned by
            Starboard.

            Percentage: 9.9% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,180,634
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,180,634
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference.  All
            transactions were effected in the open market, except as
            otherwise noted.

E.    C4S

      (a)   As of the date of this filing, as the managing member of Ramius
            Capital, C4S may be deemed the beneficial owner of (i) 188,902
            Shares owned by Parche and (ii) 991,732 Shares owned by Starboard.

            Percentage: 9.9% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,180,634
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,180,634
            4. Shared power to dispose or direct the disposition: 0

      (c)   C4S did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule
            A and are incorporated by reference.  All transactions were effected in the open market, except as otherwise noted.

F.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be
            deemed the beneficial owner of (i) 188,902 Shares owned by Parche and (ii) 991,732 Shares owned by Starboard.

            Percentage: 9.9% as of the date hereof.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 16 of 26 Pages
----------------------                                    ----------------------

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 1,180,634
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 1,180,634

      (c)   None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has
            entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference.  All transactions were effected in the open market, except as otherwise noted

      (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common
            Stock

      (e)   Not applicable.

Item 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On  July  2,  2007,  Starboard,  Parche,  Admiral  Advisors,  Ramius
Capital,  C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss  (collectively,
the  "Group")   entered  into  a  Joint  Filing  Agreement  (the  "Joint  Filing
Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint Filing  Agreement by and among  Parche,  Starboard, Admiral
               Advisors,  Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark
               and Mr. Strauss, dated July 2, 2007.

            2. Power of Attorney for Peter A. Cohen,  Morgan B. Stark, Thomas W.
               Strauss and Jeffrey M. Solomon, dated March 11, 2005.

            3. Letter from Admiral Advisors to the President and Chief Executive
               Officer of the Issuer, dated July 2, 2007.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 17 of 26 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2007

PARCHE, LLC                            ADMIRAL ADVISORS, LLC

By: Admiral Advisors, LLC, its         By: Ramius Capital Group, L.L.C., its
managing member                        sole member

STARBOARD VALUE AND OPPORTUNITY        RAMIUS CAPITAL GROUP, L.L.C.
MASTER FUND LTD.                       By: C4S & Co., L.L.C.,
                                           as managing member
By: Admiral Advisors, LLC, its
investment manager                     C4S & CO., L.L.C.

                           By: /s/ Morgan B. Stark
                               ----------------------
                              Name: Morgan B. Stark
                           Title: Authorized Signatory

/s/ Morgan B. Stark
------------------------------
MORGAN B. STARK

Individually and as attorney-in-fact
for Peter A. Cohen, Jeffrey M. Solomon
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 18 of 26 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

              Transactions in the Shares During the Past 60 Days
              --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
    Purchased / (Sold)              Share($)              Purchase / Sale
    ------------------              --------              ---------------

                                   PARCHE, LLC
                                   -----------

           2,624                    25.5950                  06/20/07
              80                    25.6200                  06/20/07
           4,148                    25.4482                  06/21/07
          89,859*                   25.4900                  06/21/07
           5,129                    25.4866                  06/22/07
           7,810                    25.5029                  06/22/07
          16,295                    25.8202                  06/25/07
          23,351                    25.7519                  06/26/07
           1,968                    25.5349                  06/27/07
           3,689                    25.3022                  06/27/07
          22,647                    26.9108                  06/28/07
           4,028                    26.4381                  06/28/07
           5,209                    26.8195                  06/29/07
           2,065                    27.1265                  06/29/07

               STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
               ------------------------------------------------

          16,800                    23.5112                  06/05/07
         301,109                    22.7500                  06/07/07
              50                    22.6724                  06/07/07
          23,604                    25.6610                  06/15/07
          58,800                    25.5857                  06/15/07
          42,000                    25.4205                  06/18/07
          29,400                    25.4100                  06/18/07
          13,776                    25.5950                  06/20/07

* Shares were  acquired in private  transactions  with various  transferors  for which Ramius  Capital  Group,  L.L.C.  or an affiliate  serves as the investment manager, the managing member or the managing member of the investment manager.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 19 of 26 Pages
----------------------                                    ----------------------

             420                    25.6200                  06/20/07
          21,775                    25.4482                  06/21/07
          26,928                    25.4866                  06/22/07
          41,000                    25.5029                  06/22/07
          85,546                    25.8202                  06/25/07
         122,591                    25.7519                  06/26/07
          10,332                    25.5349                  06/27/07
          19,368                    25.3022                  06/27/07
         118,896                    26.9108                  06/28/07
          21,146                    26.4381                  06/28/07
          27,350                    26.8195                  06/29/07
          10,841                    27.1265                  06/29/07

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 20 of 26 Pages
----------------------                                    ----------------------

SCHEDULE B
----------

   DIRECTORS AND OFFICERS OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

Name and Position     Principal Occupation           Principal Business Address
-----------------     --------------------           --------------------------

Mark Mitchell         Partner of Ramius Capital      666 Third Avenue
Director              Group, L.L.C.                  26th Floor
                                                     New York, New York 10017

Jeffrey M. Solomon    Managing Member of C4S &       666 Third Avenue
Director              Co., L.L.C., which is the      26th Floor
                      Managing Member of Ramius      New York, New York 10017
                      Capital Group, L.L.C.

CFS Company Ltd.      Nominee Company registered     c/o Citco Fund Services
Director              with Cayman Islands            (Cayman Islands) Limited
                      Monetary Authority and is      Corporate Center
                      affiliated with                West Bay Road
                      Administrator of the Fund      Grand Cayman, Cayman
                                                     Islands
                                                     British West Indies

CSS Corporation Ltd.  Affiliate of the               c/o Citco Fund Services
Secretary             Administrator of the Fund      (Cayman Islands) Limited
                                                     Corporate Center
                                                     West Bay Road
                                                     Grand Cayman, Cayman
                                                     Islands
                                                     British West Indies

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 21 of 26 Pages
----------------------                                    ----------------------

EXHIBIT INDEX
-------------

      Exhibit                                                      Page
      -------                                                      ----

1.    Joint Filing Agreement by and among Parche,                   22
      Starboard, Admiral Advisors, Ramius Capital, C4S,
      Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss,
      dated July 2, 2007.

2.    Power of Attorney for Peter A. Cohen, Morgan B.               23
      Stark, Thomas W. Strauss and Jeffrey M. Solomon,
      dated March 11, 2005.

3.    Letter from Admiral Advisors to the President and          24 to 26
      Chief Executive  Officer of the Issuer, dated
      July 2, 2007.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 22 of 26 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT
                             ----------------------

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D filed on July 2, 2007  (including amendments thereto) with respect to the Common Stock of Kensey Nash Corporation.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: July 2, 2007

PARCHE, LLC                            ADMIRAL ADVISORS, LLC

By: Admiral Advisors, LLC, its         By: Ramius Capital Group, L.L.C., its
managing member                        sole member

STARBOARD VALUE AND OPPORTUNITY        RAMIUS CAPITAL GROUP, L.L.C.
MASTER FUND LTD.                       By: C4S & Co., L.L.C.,
                                           as managing member
By: Admiral Advisors, LLC, its
investment manager                     C4S & CO., L.L.C.

                           By: /s/ Morgan B. Stark
                               ----------------------
                              Name: Morgan B. Stark
                           Title: Authorized Signatory

/s/ Morgan B. Stark
------------------------------
MORGAN B. STARK

Individually and as attorney-in-fact
for Peter A. Cohen, Jeffrey M. Solomon
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 23 of 26 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W.
Strauss and Jeffrey M. Solomon,  or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities  and Exchange  Commission any  Schedule  13D,  Schedule  13G,  any  amendments  thereto  and  any  related documentation  which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly  beneficially owned by Ramius
Capital  Group,   LLC  or  any  of  its  affiliates,   and  granting  unto  said
attorney-in-fact  and agent full power and  authority to do and perform each and every act and thing which he might or could do in person,  hereby  ratifying and confirming all that said  attorney-in-fact and agent may lawfully do or cause to be done by virtue  hereof.  The  authority  of Peter A. Cohen,  Morgan B. Stark,
Thomas W. Strauss and Jeffrey M.  Solomon,  or any of them,  under this Power of
Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

                                       /s/ Peter A. Cohen
                                       -----------------------------------------
                                       Peter A. Cohen

                                       /s/ Morgan B. Stark
                                       -----------------------------------------
                                       Morgan B. Stark

                                       /s/ Jeffrey M. Solomon
                                       -----------------------------------------
                                       Jeffrey M. Solomon

                                       /s/ Thomas W. Strauss
                                       -----------------------------------------
                                       Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 24 of 26 Pages
----------------------                                    ----------------------

ADMIRAL ADVISORS, LLC

July 2, 2007

Joseph W. Kaufmann, President and Chief Executive Officer
Kensey Nash Corporation
735 Pennsylvania Drive
Exton, Pennsylvania 19341

CC:   Board of Directors
      Wendy F. Dicicco

Dear Joe,

We enjoyed meeting with Wendy and you at your headquarters as well as seeing you present  at the  Needham  & Company  conference  in New York in  mid-June.  Your willingness to engage in meaningful dialogue has been extremely helpful to us in gaining a better  understanding  of the future  opportunities  for  Kensey  Nash
Corporation  ("Kensey Nash" or "the  Company") and the  challenges it faces.  We look  forward to  continuing  our dialogue  with you and your senior  management team.

As  disclosed  today in a Schedule 13D filing with the  Securities  and Exchange
Commission, Admiral Advisors, LLC, a subsidiary of Ramius Capital Group, L.L.C., together with its affiliates,  currently own 9.9% of Kensey Nash. We are now the
third  largest   shareholder   of  the  Company.   We  believe  the  Company  is
significantly  undervalued  when  compared to its intrinsic  value.  To properly address this issue,  Kensey Nash should refocus its efforts and resources on its core  biomaterials  business and  significantly  reduce  spending and management effort on the endovascular business and its associated direct sales force.

In  our  view,  the  future  success  of  Kensey  Nash  will  be  driven  by the biomaterials business. The Company,  together with its partner St. Jude Medical, has the  pre-eminent  name in the vascular  closure market with greater than 65%
market share for the Angio-Seal product line.  Through this partnership,  Kensey

     ADMIRAL ADVISORS, LLC - CHRYSLER CENTER, 666 THIRD AVENUE, 26TH FLOOR,
                    NEW YORK, NY 10017 - TEL: (212) 845-7900

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 25 of 26 Pages
----------------------                                    ----------------------

ADMIRAL ADVISORS, LLC

Nash  generates a strong  royalty  stream and  associated  product sales for the
Company's  proprietary  collagen plug and plastic anchors.  The Company has been able  to  leverage  its  expertise  in  the  development  and  manufacturing  of biomaterials to partner with many of the leading companies in the medical device space,  including  Arthrex,  Biomet,  Medtronic,  Orthovita,  Zimmer, as well as others.  This represents a strong growth opportunity for Kensey Nash without the risks and challenges of supporting a direct sales force.

Unlike  the  biomaterials  business,  for  which  Kensey  Nash is known  for its proprietary collagen technology,  manufacturing  expertise, and development know how, the Company  faces  significant  challenges in the  endovascular  business.
Kensey Nash faces intense competition from large,  well-funded  corporations who have integrated  sales forces with portfolios of well-branded  products that are recognized by doctors worldwide.

We believe  Kensey Nash could save up to $20  million per year by  discontinuing the direct sales model and significantly curtailing the research and development expenses  associated  with the  endovascular  product  line.  In the last twelve months,  the Company spent close to $9.5 million in sales and marketing,  nearly all of which was spent on endovascular products. Additionally, the Company spent over $16.4  million on  research  and  development  in the last  twelve  months, approximately  60% of which  was  spent  on  endovascular  product  development.
Instead of  continuing to fund the cash burn on the  endovascular  product line, the Company should  explore  partnership  options for the approved  endovascular products and adopt a similar  approach for ongoing  development  that has led to the significant accomplishments in the biomaterials business.

Based on our  analysis,  if you  factor in the above  cost  savings,  we believe
Kensey  Nash could  achieve  EBITDA in fiscal  year 2008 of between  $35 and $40 million,  or almost twice the prior year level while  maintaining  an attractive growth profile.

We also believe Kensey Nash should address its inefficient capital structure. At the end of the last quarter,  the Company had cash and cash equivalents of $32.4 million  and an  outstanding  mortgage  note of $8  million.  Additionally,  the
Company is required to draw down the  remaining  $27 million  from the  mortgage line on or before  November 25, 2007.  Pro forma for the draw down,  Kensey Nash will have close to $60  million of cash and $35  million of  mortgage  debt.  In addition to the mortgage debt, we believe it would be prudent for the Company to carry a debt balance of 1.5x - 2.5x EBITDA or an incremental $60 million to $100 million.  This would provide $120 million to $160 million of cash  available for share repurchases or dividends to shareholders.

One option that the Board  should  consider  is a Dutch  auction  tender  offer.
Assuming a 20% percent premium to the current market price, a tender offer would allow  Kensey  Nash  to  repurchase  approximately  31% to  42%  of  its  shares outstanding  while  maintaining  a  relatively  low debt ratio and  conservative balance sheet.

     ADMIRAL ADVISORS, LLC - CHRYSLER CENTER, 666 THIRD AVENUE, 26TH FLOOR,
                    NEW YORK, NY 10017 - TEL: (212) 845-7900

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 26 of 26 Pages
----------------------                                    ----------------------

ADMIRAL ADVISORS, LLC

As we have  outlined,  there is a  significant  opportunity  to unlock  value at
Kensey  Nash.  We look  forward  to the  opportunity  to work with  you,  senior management, and the Board to meet that objective.

Best Regards,

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Partner
Ramius Capital Group

CC:   Walter R. Maupay, Jr. - Chairman of the Board
      Robert J. Bobb - Director
      Harold N. Chefitz - Director
      Douglas G. Evans, P.E. - Director
      C. McCollister Evarts, M.D. - Director
      Steven J. Lee - Director
      John E. Nash, P.E. - Director
      Kim D. Rosenberg - Director

      Wendy F. Dicicco - Chief Financial Officer

     ADMIRAL ADVISORS, LLC - CHRYSLER CENTER, 666 THIRD AVENUE, 26TH FLOOR,
                    NEW YORK, NY 10017 - TEL: (212) 845-7900